Explanation of Responses:

(1)
On April 1, 2020, Sarissa Capital Offshore Master Fund LP (the “Master Fund”) contributed 5,311 shares of non-voting series A-2 convertible preferred stock of the Issuer, par value $0.001 per share (the “A-2 Preferred Shares”) and warrants to purchase 76,356 shares of common stock of the Issuer, par value $0.001 per share (the “Common Stock”) to the Reporting Person, a newly organized Cayman Islands limited partnership, in exchange for an equivalent interest in two newly organized feeder funds (each, a “New Feeder Fund”) of the New Master Fund  (the “Fund Restructuring”).  As part of the Fund Restructuring, certain investors who previously held an indirect interest in the Master Fund (through a feeder fund in the Master Fund) redeemed such interests in exchange for the New Feeder Fund interests acquired by the Master Fund.  Other than as between the Reporting Person and the Master Fund, the Fund Restructuring did not result in any change to any party’s pecuniary interest in the Issuer’s securities.

(2)	Each A-2 Preferred Share is convertible into 10 shares of Common Stock, subject to certain beneficial ownership conversion limitations.

(3)
Sarissa Capital Management LP, a Delaware limited partnership (“Sarissa Capital”), as the investment advisor to the Report Person, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the A-2 Preferred Shares and the warrants held directly by the Reporting Person.  By virtue of his position as the Chief Investment Officer of Sarissa Capital and by virtue of his control of the ultimate general partner of the Reporting Person, Dr. Alexander Denner, a citizen of the United States of America, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the A-2 Preferred Shares and warrants directly held by the Reporting Person.  Each of Dr. Denner, Sarissa Capital and the Reporting Person disclaims beneficial ownership of the A-2 Preferred Shares and warrants except, in each case, to the extent of their pecuniary interest therein.